Mail Stop 4561

December 15, 2009

Charles E. Ramey, Chief Executive Officer
US Dataworks, Inc.
1 Sugar Creek Center Blvd., 5th Floor
Sugar Land, TX 77478

       Re: US Dataworks, Inc.
              Registration Statement on Form S-3
              Filed November 19, 2009
              File No. 333-163216

Dear Mr. Ramey:

       We have limited our review of your filing to the issue we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Documents by Reference, page 21

1.   It appears that you should specifically incorporate by reference your current reports on Form 8-K filed on April 23, 2009, and May 27, 2009. See Item 12(a)(2) of Form S-3. Please revise to incorporate by reference these and any other filings required pursuant to Item 12 of Form S-3.

Exhibits Pursuant to Item 601 of Regulation S-K, page II-2

2.   We note that you intend to file the legal opinion (Exhibit 5) by amendment. We note also that footnote 1 to the exhibit index indicates that certain exhibits, including the form of indenture for the debt securities being registered (Exhibit 4.4), will be filed "to the extent applicable" by amendment or as an exhibit to an

Exchange Act filing and incorporated by reference into the registration statement. Please be advised that both the legal opinion and form of indenture will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits. With respect to the legal opinion filing requirement, please see question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations. With respect to the indenture filing requirement, see question 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations.

***

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3483 with any questions. If you require further assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via Facsimile (866) 742-4203
       F. Alec Orudjev, Esq.
       Cozen O'Connor
       Telephone: (202) 912-9842